NEWS

COMPAñíA DE TELECOMUNICACIONES DE CHILE ANNOUNCES THE PRICING IN ITS ANY
 AND ALL CASH TENDER OFFER

NEW YORK, November 5, 2004 – Compañía de Telecomunicaciones de Chile S.A. ("Telefónica CTC Chile" or the "Company") (NYSE: CTC) today announced the reference yield and the any and all tender offer consideration for its previously announced Any and All Offer. The reference yield was determined at 2:00 p.m. EST today. The any and all tender offer consideration for the 7.625% Notes due 2006 is $1,071.03 per $1,000 principal amount, based on the reference yield plus a fixed spread as set forth in the table below. All payments for notes purchased in the offer will also include accrued and unpaid interest on the principal amount tendered up to, but not including, the settlement date, which is currently expected to be Friday, November 12, 2004.

CUSIP/ ISIN Numbers	Title of Security	Principal Amount Outstanding (US$)	Reference U.S. Security Treasury	Reference Yield	Bloomberg Reference Page	Fixed Spread (basis points)	Any and All Tender Offer Consideration per $1000 principal amount
Offer for Notes Listed Below: Any and All Offer
204449-AB-8 US204449AB87	7.625% Notes due July 15, 2006	$187,685,000	2.750% Notes due July 31, 2006	2.730%	PX4	50	$1,071.03

The Any and All Offer is scheduled to expire at 5:00 p.m. EST, on November 9, 2004, unless extended. Holders of notes subject to the Any and All Offer must tender and not withdraw their notes before its expiration date to receive the any and all tender offer consideration. The terms and conditions of the Any and All Offer, including the conditions of the Company's obligation to accept the notes tendered and to pay the any and all tender offer consideration plus accrued and unpaid interest, are set forth in the Offer to Purchase dated October 29, 2004 and the related Letter of Transmittal.

Telefónica CTC Chile has retained Citigroup Global Markets Inc. to serve as dealer manager, and Global Bondholder Services Corporation to serve as the depositary agent and information agent for the tender offer.

Requests for documents may be directed to Global Bondholder Services Corporation by telephone at (866) 470-4300 or (212) 430-3774 or in writing at 65 Broadway – Suite 704, New York, NY, 10006. Questions regarding the tender offer may be directed to Citigroup Global Markets Inc. at (800) 558-3745.

The press release is not a tender offer to purchase or a solicitation of acceptance of the tender offer, which may be made only pursuant to the terms of the Offer to Purchase. In any jurisdiction where the laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed made on behalf of the Company by Citigroup Global Markets Inc., or one or more registered brokers or dealers under the laws of such jurisdiction.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment, marketing, data transmission, value-added services and information systems services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.